EXHIBIT 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock of Spartan Motors, Inc. (the “Company”). This summary does not purport to be complete in all respects and is subject to and qualified in its entirety by reference to the Company’s Restated Articles of Incorporation and Amended and Restated Bylaws, each of which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4 is a part.

Authorized Capital Stock

The Company’s authorized capital stock consists of 80,000,000 shares of common stock and 2,000,000 shares of preferred stock. As of December 31, 2019, there were 35,343,290 shares of common stock outstanding and no shares of preferred stock outstanding.

Dividend and Liquidation Rights

Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, if any, the holders of common stock are entitled to receive:

●	dividends when, as, and if declared by the Company’s Board of Directors out of funds legally available for the payment of dividends; and

●

in the event of dissolution of the Company, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of preferred stock, as provided in the Restated Articles of Incorporation.

Voting Rights

Each holder of common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of common stock have no cumulative voting rights.

The Company’s Restated Articles of Incorporation provide that the Company’s Board of Directors be divided into three classes of nearly equal size, with the classes to hold office for staggered terms of three years each.

Under Michigan law and the Company’s Amended and Restated Bylaws, directors are elected by a plurality of the shares voted at the meeting to elect directors. This means that the nominees who receive the most votes will be elected to the open director positions. However, pursuant to the Company’s Corporate Governance Principles, in an uncontested election of directors (i.e., where the number of persons nominated for election is equal to the number of directors to be elected), any nominee for director who receives a greater number of votes “withheld” for his or her election than votes “for” such election is required to promptly tender his or her offer of resignation to the Chairman of the Company’s Board of Directors. The Nominating and Corporate Governance Committee of the Board of Directors is then required to promptly consider the resignation offer and recommend to the full Board of Directors whether to accept or reject it. The Board of Directors is then required to make a final decision not later than 90 days following the date of the shareholder meeting at which the election occurred.

Listing

The Company’s common stock is currently traded on the Nasdaq Global Select Market under the symbol “SPAR.”

Applicable Anti-Takeover Provisions

The Company’s Restated Articles of Incorporation and Amended and Restated Bylaws contain provisions that could have an anti-takeover effect. Some of the provisions also may make it difficult for shareholders to replace incumbent directors with new directors who may be willing to entertain changes that shareholders may believe will lead to improvements in the combined company’s business.

Other

All of the outstanding shares of the Company’s common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase or subscribe for any additional shares of common stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to the Company’s common stock.

The transfer agent for the Company’s common stock is American Stock Transfer & Trust Co., 6201 15th Avenue, Brooklyn, New York 11219.